UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Royal Dutch Shell plc Announces Directorate Change

THE HAGUE, The Netherlands, May 26/PRNewswire-FirstCall/ --     The Board of
Royal Dutch Shell plc (NYSE: RDS.A) (NYSE: RDS.B) announced
today that Mrs Linda Cook will resign as Executive Director of the Company on
1st June 2009. She has served the Company for 29 years of which the last 5 years as Executive Director of Gas & Power, Shell Trading, Global Solutions
and Technology.

    Royal Dutch Shell Chief Executive Jeroen van der Veer commented, "I am most grateful to Linda Cook for her many important contributions to the success of our company. Shell's LNG capacity has risen by over 60% in the last five years, with more to come."

    Cautionary Note

    The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this announcement "Shell", "Shell group" and "Royal Dutch Shell" are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general.
Likewise, the words "we", "us" and "our" are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. "Subsidiaries", "Shell subsidiaries" and "Shell companies" as used in this announcement refer to companies in which Royal
Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as "associated companies" or "associates" and companies in which Shell has joint control are referred to as "jointly controlled entities". In this announcement, associates and jointly controlled entities are also referred to as "equity-accounted investments". The term
"Shell interest" is used for convenience to indicate the direct and/or indirect (for example, through our 34% shareholding in Woodside Petroleum
Ltd.) ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

    This announcement contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch
Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management's current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements.
Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management's expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as "anticipate", "believe",
"could", "estimate", "expect", "intend", "may", "plan",
"objectives", "outlook", "probably", "project", "will", "seek",
"target", "risks", "goals", "should" and similar terms and phrases.
There are a number of factors that could affect the future operations of
Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group's products; (c)
currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market share and industry competition; (g)
environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional factors that may affect future results are contained in Royal Dutch Shell's 20-F for the year ended December 31, 2008 (available at http://www.shell.com/investor and http://www.sec.gov ). These factors also should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, 26th May 2009. Neither
Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.
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This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-155201 and 333-155201-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715 and 333-141397).
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    The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this announcement that SEC's guidelines strictly prohibit us from including in filings with the
SEC. U.S. Investors are urged to consider closely the disclosure in our Form
20-F, File No 1-32575, available on the SEC website http://www.sec.gov. You can also obtain these forms from the SEC by calling 1-800-SEC-0330.

Source: Royal Dutch Shell plc

Contacts : Shell Investor Relations: The Hague, Tjerk Huysinga, +31-70-377-3996
/ +44-207-934-3856; New York, Harold Hatchett, +1-212-218-3112. Shell Media
Relations: International, US, UK, European Press, +31-70-377-3600; The
Netherlands Press, +31-70-377-8750

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 26 May 2009	By:	/s/ Mark Edwards
	Name:	Mark Edwards
	Title:	Assistant Company Secretary